X KW 3/19/14

[redacted]

14048108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC
Mail Processing
Section

MAR 04 2014

Washington DC
406

SEC FILE NUMBER
8- 68325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 AND ENDING 12/31/2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sunrise Brokers, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 BROADWAY 23rd Floor
(No. and Street)

New York NY 10036
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN TREARS 212-403-6915
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith + Brown PC
(Name – *if individual, state last, first, middle name*)

465 South Street, Suite 200, Morristown NJ 07960
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP 3/20/14

OATH OR AFFIRMATION

I, JOHN TREARS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sunrise Brokers, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title

Notary Public

SREEWATTIE GOBIN
Notary Public - State of New York
NO. 01GO6212568
Qualified in Bronx County
My Commission Expires Oct 13, 2017

2-28-14

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUNRISE BROKERS, LLC

Financial Statements

December 31, 2013

With Independent Auditors' Report

Filed pursuant to Rule 17a-5(e)(3) under The Securities Exchange Act of 1934 as a Pubic Document

Sunrise Brokers, LLC
Table of Contents
December 31, 2013

Page(s)

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

465 South Street, Suite 200
Morristown, New Jersey 07960-6497 USA
973 898 9494 . fax 973 898 0686
www.withum.com

Additional Offices in New Jersey, New York, Pennsylvania, Maryland, Florida, and Colorado

Independent Auditors' Report

To the Members of
Sunrise Brokers, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Sunrise Brokers, LLC as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sunrise Brokers, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Withum Smith + Brown, PC

February 28, 2014

Sunrise Brokers, LLC
Statement of Financial Condition
December 31, 2013

Assets

Cash and cash equivalents	$	3,012,783
Cash Deposit at Clearing Firm		400,096
Other Receivables		17,406
Rent Deposit		181,555
Due from Affiliate		51,989
Furniture and equipment, net		227,177
Loans and other current assets		806,415
Prepaid expenses and other assets		23,132
	$	4,720,553

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued expenses	$	444,499
Accrued compensation		1,822,630
Due to affiliate		53,590
Due to parent		330,000
		2,650,719
Members' equity		2,069,834
	$	4,720,553

The notes to Financial Statements are an integral part of this statement

Sunrise Brokers, LLC
Notes to Financial Statements
December 31, 2013

1. Organization and Nature of Business

Sunrise Brokers, LLC (the "Company") is organized as a Delaware Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934 ("SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company provides equity and equity derivatives, along with corporate debt and government trading services to institutional clients and other broker-dealers in exchange for commissions.

The Company's majority member is SBL Sunrise Brokers Limited (the "Parent"). There is also an individual minority member. The Company has certain transactions with Sunrise Brokers, LLP (the "Affiliate"), a London-based broker affiliated with the Company through common ownership interests. As such, had the Company operated as an unaffiliated entity, the financial position and results of operations could differ from those reflected herein.

2. Significant Accounting Policies

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and in the bank, as well as all short-term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition.

Commissions Receivable
Commissions receivable are comprised of amounts due for processed trades. Receivables in excess of 30 days are determined to be past due. The Company performs a review of its receivables periodically to evaluate the need for an allowance for uncollectible accounts. The Company sold all its receivables as of December 31, 2013 and hence no balance remains on the statement of financial condition.

Loans Receivable
Certain advances made to employees are being amortized over the life of the agreement. Amortization expense during 2013 was $395,599. Expected Future Amortization Expenses as of Dec 31, 2103 are

2014	$327,739
2015	$246,689
2016	$124,813
2017	$97,000
2018	$4,750

Equipment and Leasehold Improvements
Furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the lease term. The Company continually evaluates whether current events or circumstances warrant adjustments to the carrying value or estimated useful lives of fixed assets in accordance with professional standards. Expenditures for maintenance and repairs are expensed as costs are incurred.

Revenue Recognition
Commission income and related expenses are recorded on a trade-date basis, as required.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company is a limited liability company and is treated as a partnership for federal and state income taxes. As such, the members will reflect income or loss, as applicable, on their individual tax returns. However, New York City imposes an unincorporated business tax ("UBT") on partnerships operating in New York City, and the provision for the UBT tax is reflected in the statement of operations.

The Company has analyzed its tax positions and has concluded that there are no unrecognized tax benefits at December 31, 2013. All of the Company's previously filed U.S. Federal and NY State tax returns are subject to income tax examination. There are no tax related penalties or interest reflected on these financial statements.

3. Equipment and Leasehold Improvements

Furniture and equipment, at cost, consisted of the following as of December 31, 2013:

Computer equipment	$ 353,070
Leasehold improvements	246,871
	599,941
Less accumulated depreciation	(372,764)
	$ 227,177

Depreciation expense was $68,557 for the year ended December 31, 2013.

4. Liabilities Subordinated to the Claims of General Creditors – Parent loan

On April 22, 2010, the Company entered into a loan agreement with its Parent totaling $230,000. The loan, which was subordinated to claims of general creditors, had an interest at 4.5% per annum, and matured on April 30, 2013. Interest expense incurred on the loan amounted to $3,450 for the year ended December 31, 2013. The loan was converted to a demand loan and is included in the amount due to parent on the statement of financial condition.

5. Concentration of Credit Risk

Financial instruments that are potentially subject to credit risk include cash and cash equivalents and commissions receivable. The Company maintains domestic and foreign bank accounts. The domestic accounts are fully insured by the Federal Deposit Insurance Corporation up to $250,000. The foreign account, representing 44% of cash held at December 31, 2013, is uninsured.

6. Fair Value of Assets and Liabilities

Professional standards define fair value, establish a consistent framework for measuring fair value, and expand disclosure requirements for fair value measurements. Due to the nature of the Company's assets and liabilities, there are no disclosures required under these standards.

The Company's assets, including cash and cash equivalents, other receivables, due to affiliate, loans receivable and prepaid expenses are carried at contracted values which approximate fair value. Similarly, accrued expenses, accrued compensation, due to affiliate and due to parent are carried at contracted amounts, which approximate fair value.

7. Commitments and Contingencies

Operating Leases

In September 2013, the Company entered into an agreement to lease office space in New York, NY, under a seven year operating lease which will commence on March 15, 2014. Future annual minimum lease payments as of December 31, 2013 are as follows:

2014	257,419
2015	384,834
2016	384,834
2017	384,834
2018	409,403
2019	415,869
2020	415,869
2021	86,639

The Company will record the lease obligation on a straight-line basis.

The Company has a $181,554 letter of credit issued in favor of the landlord of the New York office space in lieu of a security deposit, the letter of credit expires in 2021.

Total rent and occupancy costs amounted to $257,688 for the year ended December 31, 2013.

8. Related Party Transactions

The Company has an expense sharing agreement with the Affiliate as they utilize common services. The agreement provides for the Affiliate to pay for certain expenses and for the Company to reimburse the Affiliate the percentage of these expenses relating to the Company's activities. For the year ended December 31, 2013, the Company was charged $102,000 for such back office shared expenses.

The Company has a Debt Sale agreement with the Affiliate whereby the Affiliate purchases commissions receivable at a cost of 3.5% of the underlying receivables on a nonrecourse basis. For the year ended December 31, 2013, the Company sold approximately $13,592,880 to the Affiliate. The related finance cost of approximately $475,750 is reflected in the finance charges and interest expense on the statement of income. The net amount due to affiliates was $1,601 at December 31 ,2013.

Due to Parent represents an advance from the Parent for $330,000 which is non-interest bearing and is due and payable on demand.

9. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" as the Company's activities are limited to those set forth in the conditions for exemption of rule 15c3-3(k)(2)(i).

10. Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $440,411 and a requirement of $198,164, this resulted in excess net capital of $242,247. The Company's ratio of aggregate indebtedness to net capital was 6.75 to 1.

11. Clearing Deposits and Commitments

The Company signed a clearing agreement in February 2013 with GTrade and subsequently funded a deposit of $100,000, which is allowable for net capital purposes. Furthermore in May 2013, the Company signed another Clearing Agreement with Vision Financial and subsequently funded a further deposit of $200,000 with them. The three year Agreement with Convergex signed in May 2012 required a deposit of $100,000, and states that they have the ability to increase the base deposit from $100,000 to $250,000 but as of this time no demand has been made. Both the GTrade and the Vision Financial agreements are not committal from a time perspective.

12 Financial Instruments with Off Balance Sheet Credit Risk and Concentrations of Credit Risk

As a securities broker, the Company's transactions are executed with and on behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is responsible for all required customer payments, maintenance of the margin in each margin account, payment of any unsecured debit balances, payment and delivery of "when issued" transactions, and delivery of securities in good form related to nonperformance of its customers. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, or the clearing broker has the right to execute purchases and sales if the Company declines to act. The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions, properly training and supervising personnel, reviewing information it receives from its clearing broker on a daily basis, and reserving for doubtful accounts when necessary.

13. Subsequent Events

The Company has evaluated subsequent events through the date of financial statement issuance and has determined that there are no events requiring recognition or disclosure in these financial statements.